

Rick Annichiarico · 3rd in

Head of Business Development & Staffing @ Lumarex |
Founder & CEO @ GymWisely.com

New York, New York · 500+ connections · **Contact info**

Lumarex, LLC

**University of Maryland
College Park**

Experience

Founder / Owner
Lumarex, LLC
Aug 2009 – Present · 10 yrs 4 mos
Greater New York City Area

Startup - Fortune firm Staffing, Team Building and Growth Consulting primarily in the SaaS, ecommerce, finance & fintech domains.

Services Include: Team Building, Staffing and Recruiting, Technology Project Management, Growth Consulting, Startup Advisory Services

…**see more**



Founder & CEO
GymWisely, Inc.
May 2018 – Present · 1 yr 7 mos
Greater New York City Area

GymWisely is a Marketplace where fitness clubs maximize memberships and members maximize experience.

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GymWisely Explained

Director of Recruiting
FSAstore.com
Jul 2013 – Feb 2015 · 1 yr 8 mos
Greater New York City Area

If you have an FSA account, use this site. It's easy, you save money and your family lives better.

Investment Banking - MBS
Citi
Sep 2003 – Aug 2009 · 6 yrs
Greater New York City Area

Acted as lead banker on the purchase/sale/securitization of between $200mm and $1 billion + of residential whole loans per month.

Transactions managed: Non Agency Residential and Small Balance Commercial Who …**see more**

Fixed Income Pricing Analyst and Product Controller

RBS Greenwich Capital
Sep 2000 – Sep 2003 · 3 yrs 1 mo
Greenwich, CT

Products Covered: Soveriegn debt, Interest Rate Swaps, Credit Default Swaps, Futures, Agency and Non-Agency debt, MBS, CMBS, ABS, Options….

Education

University of Maryland College Park
Bachelor of Arts, Economics
Activities and Societies: Sigma Phi Epsilon Presidential Scholarship

Skills & Endorsements

Management · 80

Endorsed by **Andrea Relkin and 1 other who is highly skilled at this**

Endorsed by **4 of Rick's colleagues at Health-E Commerce**

Business Development · 50

Endorsed by **Rayan Kan, who is highly skilled at this**

Endorsed by **2 of Rick's colleagues at Health-E Commerce**

Start-ups · 59

Endorsed by **5 of Rick's colleagues at Health-E Commerce**

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